Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED

UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Please note that capitalized terms not defined herein should be given the same meaning provided in the Trust’s most recently filed 10-K.

General

The Trust issues common shares of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Trust. All Shares are fully paid and non-assessable. No Share will have any priority or preference over any other Share of the Trust. The Shares are listed on the Cboe BZX Exchange, Inc. under the symbol “QETH”.

The Shares may be purchased from the Trust or redeemed on a continuous basis, but only by Authorized Participants and only in blocks of 5,000 Shares, or Creation Units. Individual Shares may not be purchased from the Trust or redeemed. Shareholders of the Trust that are not Authorized Participants may not purchase from the Trust or redeem Shares or Creation Units.

Description of Limited Rights

The Shares do not have the same rights as shares issued by a corporation. Shareholders have only those rights explicitly set forth in the Trust Agreement. Shareholders do not have the right to elect directors, to receive dividends, to vote on most matters regarding the Trust, or to take other actions normally associated with the ownership of shares.

The Sponsor will have full power and authority, in its sole discretion, without seeking the approval of Shareholders (a) to issue Shares without limitation as to number, to such persons and for such amount of ether or cash, at such time or times and on such terms as the Sponsor may deem appropriate, (b) to divide or combine the Shares into a greater or lesser number without thereby materially changing the proportionate beneficial interest of the Shares in the assets held, and (c) to take such other action with respect to the Shares as the Sponsor may deem desirable.

Voting Rights

The Shareholders of the Trust take no part in the management or control of, and have no voice in, the Trust’s operations or business. Except in limited circumstances, Shareholders will have no voting rights under the Trust Agreement.

The Sponsor will generally have the right to amend the Trust Agreement as it applies to the Trust provided that any amendment that imposes or increases any fees or charges or prejudices a substantial existing right of the Shareholders will not become effective until thirty (30) days after notice of such amendment is given to the Shareholders.

Redemption Provisions

The Shares may be redeemed only by or through an Authorized Participant and only in Creation Units.

Book Entry Form

All Shares are evidenced by global certificates issued by the Trustee to The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the Shares outstanding at any time. In order to transfer Shares through DTC, Shareholders must be DTC Participants. The Shares are transferable only through the book-entry system of DTC. A Shareholder that is not a DTC Participant is able to transfer its Shares through DTC by instructing the DTC Participant holding its Shares to transfer the Shares. Transfers are made in accordance with standard securities industry practice.